Mail Stop 4561
								March 1, 2006

By U.S. Mail and Facsimile to (810) 766-6938

Charles D. Christy
Executive Vice President and Chief Financial Officer
Citizens Banking Corporation
328 S. Saginaw Street
Flint, Michigan  48502

Re:	Citizens Banking Corporation
	Form 10-K for Fiscal Year Ended December 31, 2004
      Filed March 16, 2005
	File No. 000-10535

Dear Mr. Christy:

      We have reviewed your response filed with the Commission on February 16, 2006, and have the following additional comments.
Please provide us the additional information requested.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements
Note 3. Recent Transactions, page 67

1. Please refer to prior comment 1 and consider the need to file an
Item 4.02 Form 8-K in view of your intent to restate the financial statements of 2004 in your Form 10-K for 2005.

Note 5. Investment Securities, page 70
2. Please refer to prior comment 3.  We note your processes in place
to evaluate management`s intent and ability to hold securities in order to make a full recovery of cost basis. Please tell us how management applied these processes as of December 31, 2003 and 2004 to evaluate its ability to hold securities in an unrealized loss position through the next year. Specifically, tell us how management considered the impending sale of the subsidiary as of December 31, 2003, in its evaluation of its intent and ability to hold the
securities referenced in prior comment 2.   Please also tell us
what
changes occurred during 2005 to trigger the sale of securities at a
$9.0 million loss in the fourth quarter of 2005.

Form 8-K, filed on January 20, 2006
Exhibit 99.1
3. Refer to prior comment 6. Please tell us how management considered the potential for insurance recovery in determining the appropriateness of charging off the entire balance of the loans. Additionally, please provide us with a timeline of when the claim was submitted and when you received correspondence from the insurance company affirming their intent to pay the settlement.
	*	*	*

      Please file a response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your response via
EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Margaret Fitzgerald at (202) 551-3556 or me at
(202) 551-3851 with any questions.


      Sincerely,



      Paul Cline
      Senior Accountant


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Charles D. Christy
Citizens Banking Corporation
March 1, 2006
Page 1